UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File No. 0-53646

Intelligent Content Enterprises Inc.
(Translation of Registrant’s name into English)

1 King Street West, Suite 1505
Toronto, Ontario, Canada M5H 1A1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

TABLE OF CONTENTS

1.            Intelligent Content Enterprises Inc., News Release issued on June 23, 2016 as filed on Sedar on June 23, 2016.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

June 23, 2016	INTELLIGENT CONTENT ENTERPRISES INC.

	By:	/s/ James Cassina
Name: James Cassina
Title: President

ITEM 1

ICE’s Digital Widget Factory Surpasses 2016 Targets

Toronto, Canada June 23, 2016 – INTELLIGENT CONTENT ENTERPRISES INC. (OTCQB “ICEIF”) (“ICE” or the “Corporation”), announces that it continues to accelerate the activities of its global, multi-lingual online creation, proprietary management and advertising platform Digital Widget Factory Inc. (“DWF”) adding an additional 265 new websites and URLs, bringing the total number to 565, surpassing its calendar 2016 targets before the end of the first half of the year.

Through its primary URL www.digiwidgy.com, DWF continues to move up in the Top 100K Alexa Global Rankings having reached 30,874 this week, increasing its global rank by over 57,000 sites in less than 4 months since the end of February. DWF is also increasing its global engagement activities, launching a number of new social media initiatives over the summer months, including featured online stories and global influencer programs.

Alexa estimates the average daily visitors and pageviews to sites over the past 3 months. The site with the highest combination of visitors and pageviews over the past 3 months is ranked #1. The site with the least is ranked somewhere around 30 million. According to SpinFold.com, the Alexa rank of a website has become so important for monetization of a site that some advertising networks vary the amount paid for advertising based on the Alexa ranking.

DWF powers user and advertising engagement programs in the US, Canada, Asia, Middle East, Europe, Central and South America in over 50 languages in real-time to desktop, mobile and portable devices. Focus is on increasing DWF’s ongoing revenue activities and improving the volume of daily content, sites and URLs catering to a more timely audience that is focused on “what is happening today” which is highly shared in the global social media arena.

As reported in April, ICE is in the process of investigating additional opportunities that would leverage the DWF proprietary technologies to deliver enhanced global experiences to other online sites, new media programs and partnerships. On May 25, 2016, ICE announced that the Company signed an initial agreement to license to acquire all the technology, production and client operations owned and operated by New York based Catch Star Studios LLC. (“Catch Star Studios”).

Catch Star Studios provides development services, management and technologies that creates new and enables existing sport and other branded content to be consumed globally through traditional and online media channels. Catch Star Studios also develops and executes world class engagement initiatives enabling brands to extend global video content, reach advertising and direct revenue opportunities through Catch Star Studios’ proprietary “in video” marketing platform.

About Intelligent Content Enterprises Inc.

Intelligent Content Enterprises Inc. (ICE) is an emerging Media and Internet company that focuses on the experience of the user, creating brands, products and destinations globally, regionally and by language that are value driven proving an informative, entertaining and engaging look at content.

ICE’s 4 pillar strategy is to drive revenue through technologies, platforms and services that deliver Content, Social and Digital Media, eCommerce and Advertising.

ICE’s first acquisition, Digital Widget Factory provides the baseline infrastructure and technology platform enabling ~~of~~ content and media to be disseminated globally, efficiently and effectively, creating economies of scale for distribution in over 50 languages, allowing users to create and participate in the content process and consumption.

Intelligent Content Enterprises is a publicly traded company on the OTC QB Markets under the symbol “ICEIF”

For further information, please contact:

Investor Relations: investorrelations@intelligentcontententerprises.com

FORWARD LOOKING INFORMATION

This press release contains forward-looking information based on current expectations. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements. Although such statements are based on management's reasonable assumptions, ICE assumes no responsibility to update or revise forward-looking information to reflect new events or circumstances unless required by law.

Although ICE believes that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because ICE can give no assurance that they will prove to be correct. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. These statements speak only as of the date of this press release. Actual results could differ materially from those currently anticipated due to a number of factors and risks including various risk factors discussed in ICE’s disclosure documents which can be found under ICE’s profile on www.sedar.com.

This press release may contain forward-looking information within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the company, its directors or its officers with respect to, among other things: (i) the company's financing plans; (ii) trends affecting the company's financial condition or results of operations; (iii) the company's growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words "may," "would," "will," "expect," "estimate," "anticipate," "believe," "intend" and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the company's ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company's Form 6-K and 20F filings with the Securities and Exchange Commission.